UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-41663

Chanson International Holding

B9 Xinjiang Chuangbo Zhigu Industrial Park

No. 100 Guangyuan Road, Shuimogou District

Urumqi, Xinjiang, China 830017

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

The extraordinary general meeting of shareholders (the “EGM”) of Chanson International Holding, a company incorporated under the laws of the Cayman Islands (the “Company”), will be held on March 10, 2025. In connection with the EGM, the Company hereby furnishes the following documents:

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice and Proxy Statement of the Extraordinary General Meeting of Shareholders of the Company, dated February 21, 2025, to be mailed to all shareholders of the Company
99.2	Form of Proxy Card to be mailed to shareholders of the Company for use in connection with the Extraordinary General Meeting of Shareholders of the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chanson International Holding

Date: February 21, 2025	By:	/s/ Gang Li
	Name:	Gang Li
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

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